Robert J. Barish
Senior Vice President and Controller	One Verizon Way, 4th Floor Basking Ridge, New Jersey 07920 Tel: (908) 559-1629 Fax (908) 766-5725 robert.barish@verizon.com

September 20, 2011

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.

  Form 10-K for the Fiscal Year Ended December 31, 2010

  Filed February 28, 2011

  File No. 1-08606

Dear Mr. Spirgel:

Pursuant to the Company’s conversation with Jessica Plowgian of the Staff on Tuesday, September 20, 2011, it was agreed that the Company would respond to the Staff’s comment letter dated September 7, 2011 no later than Friday, September 30, 2011.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish
Robert J. Barish
Senior Vice President and Controller

cc: Francis J. Shammo